May 16, 2005



Mr. Brian Cascio, Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Mail Stop 0306

        RE:     ARROW INTERNATIONAL, INC.
                FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2004 FILED NOVEMBER 12, 2004 FORM 10-Q FOR THE QUARTERLY PERIOD ENDED NOVEMBER 30, 2004 FORM 8-K DATED MARCH 21, 2005 FILE NO. 000-20212

Dear Mr. Cascio:

Arrow International, Inc. ("Arrow" or the "Company") has received your correspondence dated April 25, 2005 regarding the comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") to the above-referenced filings of the Company (the "Comment Letter"). As requested, we have keyed our responses to the numbered paragraphs in the Comment Letter and, in connection with certain of your comments, have also provided you with supplemental information.


FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 31, 2004

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA - PAGE 31

NOTE 5. BUSINESS ACQUISITIONS - PAGE 47

1. We note that you refer to an independent valuation on page 48. While you are not required to make reference to independent valuations, when you do so, you must name the expert and file their written consents as an exhibit to any registration statement. See Item 601(b) of Regulation S-K. Please revise in future filings. Alternatively, you could disclose the method and significant assumptions used by management to determine the fair values.

Response to Comment No. 1:

We confirm that in future filings we will disclose the method and significant assumptions used by management to determine the fair values of any acquired assets or, in the alternative, we will name the expert used to complete our independent valuation in connection with any acquisition and will file their written consent as an exhibit to any registration statement in accordance with
Item 601 (b) of Regulation S-K.

NOTE 16. SEGMENT REPORTING - PAGE 59

2. SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangible assets. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Response to Comment No. 2:

We confirm that in future filings we will only disclose tangible assets in the long-lived assets by geographic area section of the "Segment Reporting" footnote to our financial statements in accordance with question 22 in the FASB Staff Implementation Guide to SFAS 131.


FORM 10-Q FOR THE QUARTERLY PERIOD ENDED NOVEMBER 30, 2004

ITEM 4. CONTROLS AND PROCEDURES - PAGE 25

3. Please clarify in future filings whether the internal control observations were material weaknesses. If internal control observations are material weaknesses, disclose in greater detail the nature of these material weaknesses and when these were identified. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Response to Comment No. 3:

We confirm that in future filings we will further clarify our assessment as to whether any identified internal control observations are material weaknesses. If we report any material weaknesses in any future filing, we will disclose in greater detail the nature of such material weaknesses, when they were identified, the specific steps we have taken to remediate the material weakness and our belief as to whether the weakness still exists at the end of the period covered by the report. For your information, although several of the internal control observations referred to in Item 4 of our Form 10-Q for the Quarterly Period Ended November 30, 2004 were deemed to be deficiencies in the Company's internal controls, relating to its NeoCare(R) product line, none of these deficiencies resulted in material weaknesses in the Company's internal controls over its financial reporting.

FORM 8-K DATED MARCH 21, 2005

4. We reference the discussion of non-GAAP measures throughout the Form 8-K and the reconciliation of GAAP to non-GAAP information on page 11, including non-GAAP measures for adjusted net sales, adjusted gross profit, adjusted income before taxes, adjusted net income, and adjusted diluted earnings per share. Please note that Instruction 2 to Item 2.02. of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of
        Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for EACH non-GAAP measure presented. Please revise to include a discussion, in sufficient detail, of the following for EACH non-GAAP measure:

        o The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

        o The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

        o The economic substance behind management's decision to use each measure; and

        o The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Response to Comment No. 4:

We recognize that our discussion of non-GAAP financial measures in the press release furnished with the Form 8-K did not contain as robust disclosure in compliance with Regulation S-K Item 10(e)(1)(i) and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 as it might have. Although we did provide a general explanation as to why management believed the presentation of these non-GAAP measures was useful to investors, after further consideration of Regulation S-K Item 10(e)(1)(i) and Question 8 of the FAQ, we agree that with respect to some of the non-GAAP measures that excluded items that could be viewed as recurring for a finite future period (e.g., those relating to the Company's manufacturing restructuring program), it is appropriate to address the additional discussion points cited in the Comment Letter. Also, while we did include a reconciliation to the most directly comparable GAAP measures, this reconciliation was attached to the back of the press release (even though the cross-reference to it was provided on the first page of the release) and was thus arguably not given equal or greater prominence as the non-GAAP measures.

We assure you that any lack of compliance by the Company with these elements of Regulation G in this instance was inadvertent. In response to the various unusual, non-recurring events and circumstances that took place in the Company's second quarter that impacted its financial results (e.g., the discontinuation of the Arrow LionHeart(R) Left Ventricular Assist System program and the modifications to the accounting treatment relating to the Company's U.S. shipping terms), and the Company's need to adequately evaluate the impact of these events while not delaying the previously scheduled announcement of its second quarter financial results, we attempted to deal with the Regulation G discussion of these special items in a more abbreviated manner than, in retrospect, we should have.

As mentioned to Ms. Lynn A. Dicker of the Staff during our telephone conversation of April 28, 2005, because the discussion of the non-GAAP measures was disclosed in a press release reporting only preliminary financial results, which results were then updated and superseded by information reported in a series of subsequent press releases (there were a total of three press releases, dated March 21, April 7 and April 12, 2005, issued by Arrow with respect to its second quarter results) and ultimately by the final results reported in our Form 10-Q for the Quarterly Period Ended February 28, 2005 (the "Second Quarter Form 10-Q"), the Company believes it would, at best, be awkward and, at worst, confusing to investors to revise the Form 8-K (and the underlying press release) to provide the fuller discussion of the non-GAAP measures and refile it, as directed by the Staff in the Comment Letter. Essentially, we are of the view that, in order for the revised report not to be misleading, we would have to replace the preliminary numbers included in the original March 21 press release with the final numbers now already reported in the Second Quarter Form 10-Q and include appropriate prefatory language to the effect that the information contained in the amended Form 8-K has been superseded by the previously filed Second Quarter Form 10-Q and is only being filed now to provide additional disclosure regarding the non-GAAP financial measures contained therein. We would also want to include a statement referring investors to the Second Quarter Form 10-Q for more complete information, which could then beg the question as to why the amended Form 8-K is being filed in the first place (since the information it contains would already have been reported in more complete detail in a previously filed document).

As discussed with Ms. Dicker, to prevent this potential confusion to investors, we respectfully request the Staff to reconsider requiring the Company to revise and refile the Form 8-K, and instead accept an undertaking from the Company that in any future filing that contains non-GAAP financial measures, we will include a discussion, in sufficient detail, of the type required by Regulation S-K Item 10(e)(1)(i) and Question 8 of the FAQ for each non-GAAP measure mentioned.

For illustrative purposes only, we have provided you supplementally as Exhibit A, attached to this letter a revised version of our March 21, 2005 press release that was incorporated by reference in the Form 8-K that has been updated to include our final second quarter results, as if such release had been issued on the date that we filed the Second Quarter Form 10-Q, and additional discussion of the non-GAAP financial measures along the lines requested by the Staff in the Comment Letter. We would then use these disclosures, to the extent applicable, as a precedent for discussion of any non-GAAP measures we may include in a future filing.

5. In addition, Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The discussion of the preliminary second quarter and six months fiscal year 2005 results focuses on the non-GAAP measures and does not include a discussion of GAAP measures with equal or greater prominence. Please revise.

Response to Comment No. 5:

Please see our response to Comment No. 4 above.

6. Additionally, we note your disclosures of US sales and growth rates excluding NeoCare(R) and Stepic distributed products on page 6. Please revise to provide all the disclosures discussed above for this non-GAAP measure and include the required reconciliation to the most directly comparable GAAP measure.

Response to Comment No. 6:

Please see our response to Comment No. 4 above. Additionally, we note that our intent was not to use our disclosures of U.S. sales and growth rates excluding NeoCare(R) and Stepic distributed products as non-GAAP measures. Our objective was to identify key components of net sales that we believe are unusual and/or finite to assist investors in understanding the reasons for the fluctuations in our net sales and distinguishing between those reasons that truly relate to our ongoing operations and those that are more anomalous in nature, similar to the approach used in our discussion of the impact of foreign exchange rate movements on our sales during the periods presented. Therefore, to address this comment, we have revised our disclosure in the attached draft press release to report net sales of NeoCare(R) and Stepic distributed products separately, rather than excluding these items from the Company's total net sales, as we did previously.

In connection with our above responses to the Staff's comments, the Company acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        o Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments. Please contact me at (610) 478-3117 if you or any other member of the Staff has any further comments or questions regarding the above responses.
Sincerely,



By:     /s/ Frederick J. Hirt
   --------------------------
        Frederick J. Hirt
        Chief Financial Officer and
        Senior Vice President of Finance
        (Principal Financial Officer and
        Chief Accounting Officer)


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                                                                       EXHIBIT A



For Immediate Release    Contact: Carl G. Anderson, Jr.      Frederick J. Hirt
 xx, 2005                         610-478-3171               610-478-3117

ARROW INTERNATIONAL, INC. REPORTS SECOND QUARTER AND SIX MONTHS FISCAL YEAR 2005 RESULTS

READING, PA, xx, 2005 - Arrow International, Inc. (Nasdaq: ARRO) today reported results for its second fiscal quarter and six months ended February 28, 2005 and updates on a series of actions the Company is taking to enhance its operations and processes.

Net sales for the second quarter of fiscal year 2005 increased 0.8% to $109.2 million from $108.3 million in the second quarter of fiscal year 2004. Net income decreased to $5.4 million in the second fiscal quarter from $15.5 million in the prior fiscal year quarter, a decrease of 65.2%. Diluted earnings per share in the quarter were $0.12 compared to $0.35 in the second quarter of fiscal 2004. Adjusting for certain special items, as described below, net sales were $113.5 million compared to $108.3 million in the prior fiscal year period, an increase of 4.8%, net income was $15.9 million compared to $15.5 million in the prior fiscal year period, an increase of 2.6%, and diluted earnings per share were $0.36 compared to $0.35 in fiscal year 2004, an increase of 2.9%. Second fiscal quarter earnings benefited from a favorable R&D tax credit of $0.4 million or $0.01 per diluted earnings per share. The Company believes that adjustment of these results for the special items discussed below may be of assistance to investors because of the unusual, anticipated non-recurring nature of those items. However, presentation of the adjusted items is not in accordance with generally accepted accounting principles (GAAP) and the Company has attached to this press release a reconciliation to GAAP of such items and has also provided below further discussion of management's reasons for including these non-GAAP financial measures.

For the six-month period ended February 28, 2005, net sales were $221.9 million compared to $211.4 million in the same prior year period, an increase of 5.0%. Net income decreased 37.8% to $18.6 million for the first six months of fiscal 2005 compared to $29.9 million in the same prior year period and diluted earnings per share were $0.42 compared to $0.68 in the same prior year period. Adjusting for the special items described below, net sales were $226.2 million compared to $211.4 million in the prior fiscal year period, an increase of 7.0%, net income was $31.1 million compared to $29.9 million in the prior fiscal year period, an increase of 4.0%, and diluted earnings per share were $0.70 compared to $0.68 in fiscal year 2004, an increase of 2.9%.

During the course of the quarterly closing process and in conjunction with its review of its internal controls, the Company determined that it had misapplied the accounting related to shipping terms to U.S. customers and international distributors. The Company does not have written agreements with most customers, and as a result, in most of those cases, there is no documentation that specifies shipping terms other than the invoice, which states FOB plant. While the Company does not pay for shipping in most cases or insure the shipments, its practice has been to credit or replace lost or damaged shipments. During the past few years, amounts in respect of these credits and replacements have been less than 0.05% of U.S. sales. Nevertheless, interpretations of Staff Accounting Bulletin No. 104, Revenue


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Recognition in Financial Statements (SAB 104), issued by the Securities and
Exchange Commission staff, indicate that, because of this shipping practice, the Company's US sales are the equivalent of FOB destination orders.

The Company has completed an analysis of the accounting treatment related to its U.S. shipping terms and recorded an adjustment in its second quarter to reflect in-transit time for its sales to U.S. customers and international distributors. The Company's analysis indicated that the transit time to U.S. customers was two business days and the transit time to international distributors was seven days for air and truck shipments and 55 days for ocean vessel shipments.

Accordingly, the Company has made the following reductions to its second quarter operating results to reflect the change in its accounting for U.S. shipping terms:

        o       sales by $4.3 million;
        o       gross profit by $2.2 million; and
        o       diluted earnings per share by $0.03.

Arrow also stated that inventory increased by $2.1 million as a result of the change in accounting for U.S. shipping terms. The Company did not restate its financial statements for any prior periods. Additional information was included in the Company's Quarterly Report on Form 10-Q for its second fiscal quarter ended February 28, 2005.

The Company's sales reduction of $4.3 million will be recognized in its third fiscal quarter ending May 31, 2005. While these sales amounts will be recognized at that time, a similar amount of days' sales would be excluded from the end of the third quarter, and these sales would then be recognized in the fourth fiscal quarter. Accordingly, the incremental effect of this change in accounting on any future quarter would be the difference between the adjustment at the beginning of the quarter and the corresponding adjustment at the end of the quarter.

Arrow's U.S. sales in the second fiscal quarter decreased 3.4% to $67.9 million from $70.3 million in the second quarter of fiscal 2004 and represented 62.2% of total net sales. Included in Arrow's U.S. sales for the second fiscal quarter of fiscal 2005 and 2004 were sales of non-Arrow products distributed by its Stepic Medical subsidiary of $1.9 million and $3.0 million, respectively. Arrow's second quarter fiscal 2005 and 2004 sales of NeoCare(R) products were $0.2 million and $1.8 million, respectively. As discussed below, sales of NeoCare(R) products were temporarily discontinued during the second quarter of fiscal 2005. In addition, as discussed above, the Company recorded a one-time non-recurring shipping terms adjustment of $4.3 million in the second quarter of fiscal 2005. Excluding the shipping terms adjustment and sales of NeoCare(R) and Stepic distributed products, the Company's U.S. sales growth rate for the second fiscal quarter would have been 2.9%. During the first six months of fiscal 2005, U.S. sales decreased 0.6% to $136.6 million compared to the same prior year period and represented 61.6% of total net sales. Included in Arrow's U.S. sales in the first half of the fiscal 2005 and 2004 were sales of non-Arrow products distributed by its Stepic Medical subsidiary of $3.8 million and $6.1 million, respectively. Arrow's sales of NeoCare(R) products were $2.1 million and $3.7 million in the six months ended February 28, 2005 and February 29, 2004, respectively. The Company's shipping terms adjustment of $4.3 million affected its sales in the first half of fiscal 2005, but there was no such effect in the comparable period of fiscal 2004.


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U.S. sales during the quarter were impacted by several factors. First, the
Company believes that some customers have delayed purchasing the AutoCAT(R) 2 WAVE(TM) intra-aortic balloon pump until the Company's upgraded software becomes available this summer. Second, the Company's previously announced decision to cease manufacturing, shipping and selling of its NeoCare(R) product line until it completes the integration of its NeoCare(R) manufacturing operations and fully addresses the inspectional observations of the US Food and Drug Administration resulted in a temporary loss of NeoCare(R) product sales during the quarter. Third, increased sales in Arrow's critical care business have put pressure on the Company's manufacturing capacity, which is currently being expanded to meet the growing demand.

Arrow's international sales in the second fiscal quarter increased 8.7% to $41.3 million from $38.0 million in the second quarter of fiscal 2004 and represented 37.8% of total net sales. The weakness of the U.S. dollar compared to the same period last year increased total international sales by $1.6 million, or 1.5%. International sales in the first six months of fiscal 2005 increased 15.3% to $85.3 million from $74.0 million in the same prior year period and represented 38.4% of total net sales. The weakness of the U.S. dollar for the six-month period, compared to the same period of last year, increased total international sales by $3.5 million, or 1.7%. While total international sales have been strong, Arrow's sales in Japan have fallen short of the Company's targets due to unfavorable product mix and government mandated reductions in average selling price.

The table below shows Arrow's international sales for the second quarter and six months ended February 28, 2005 with comparisons to the prior period.

                                             Second Quarter                          Six Months
                                             --------------                          ----------
International Sales                  FY05        FY04       % Growth      FY05        FY04        % Growth
(Dollars in millions)
    Europe                             $19.8       $17.6         12.5%      $39.8       $32.6          22.1%
    Asia and Africa                     15.4        14.9          3.4%       33.1        30.5           8.5%
    International Americas               6.1         5.5         10.9%       12.4        10.9          13.8%
                                       -----       -----                    -----       -----
    TOTAL                              $41.3       $38.0          8.7%      $85.3       $74.0          15.3%

Carl G. Anderson, Jr., Chairman and CEO, stated, "Our business remains strong and the steps we are taking to strengthen our Company for the long term, including improvements to our manufacturing and logistics operations and processes, will help us balance our capacity and ensure we are prepared to meet customer demand in the future. The second quarter fiscal year 2005 growth rate of our base business, adjusted for favorable foreign currency exchange rates, the change in our accounting for shipping terms and excluding Stepic distributed products and NeoCare(R) sales, was +5.9%. The core growth rate in the first six months of fiscal 2005 was +7.5%."

The table below shows sales of Arrow's critical care product platforms and cardiac care products for the second quarter and six months ended February 28, 2005 with comparisons to the prior periods.


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

                                                          Second Quarter                         Six Months
                                                          --------------                         ----------
Total Company Sales by Product Platforms          FY05          FY04   % Growth       FY05       FY04        % Growth
(Dollars in millions)
    Central Venous Catheters                        $57.0      $55.8          2.2%     $116.3     $109.4            6.3%
    Specialty Catheters                              34.3       33.2          3.3%       69.1       65.5            5.5%
    Stepic Distributed Products                       1.9        3.0       (36.7)%        3.8        6.1         (37.7)%
                                                    -----      -----                   ------     ------
       Subtotal Critical Care                        93.2       92.0          1.3%      189.2      181.0            4.5%
    Cardiac Care                                     16.0       16.3        (1.8)%       32.7       30.4            7.6%
                                                    -----      -----                   ------     ------
    TOTAL                                          $109.2     $108.3          0.8%     $221.9     $211.4            5.0%

Left Ventricular Assist System (LVAS) programs

In February 2005, two CorAide(TM) LVAS devices were implanted in patients at Bad Oyenhausen, Germany in conjunction with the Company's clinical trial and both patients are recovering as expected. As announced on April 7, 2005, the Company's Board of Directors unanimously voted to discontinue the development, sales and marketing programs related to its LionHeart LVAS. There were no sales of the Company's LionHeart(TM) devices during either of the first two quarters of fiscal year 2005. As a result, the Company made a provision in its second fiscal quarter of $2.1 million, or $0.03 diluted earnings per share, for LionHeart(TM) inventory that is in excess of its anticipated requirements. In addition, the Company wrote off in the second fiscal quarter ended February 28, 2005 its remaining investment in the LionHeart program, which included $2.8 million in equipment and components. The write off of equipment was recorded in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reached its conclusion that its LionHeart equipment was impaired based on the completion of a study during the second quarter by an outside consulting firm, which included the use of future cash flow analyses to estimate the fair value of these assets. This conclusion was confirmed by the Board of Directors' decision on April 6, 2005. The total write off in the second quarter related to the LionHeart was $4.9 million, of which $4.6 million was recorded to cost of sales and $0.3 million to research and development expenses.

Project Operational Excellence

During the second fiscal quarter, Arrow took additional steps in implementing its previously announced program designed to help it achieve operational process excellence in four key areas: product quality, safety, customer service and cost. This program includes (1) restructuring the Company's manufacturing to increase production capacity and better align its production facilities with the geographical markets they serve, (2) improving the effectiveness of Arrow's production technology, and (3) developing and implementing business systems and structure to establish process excellence.

In connection with Arrow's efforts to enhance its quality systems and good manufacturing practice/quality system record (GMP/QSR) compliance, the Company has engaged Quintiles Consulting, a provider of global consulting services to the medical device, pharmaceutical and biologics industries, to assist Arrow's project teams. The Company intends to utilize the results of the Quintiles Consulting engagement to support its GMP/QSR compliance improvement efforts. The estimated cost of this work was not included in previously announced targets for fiscal year 2005 and could reduce those targets by as much as $0.05 diluted earnings per share.

Summary of Results:

Charges excluded from the results in the following table for analytical purposes are: the Company's voluntary early retirement program incurred in the second quarter of fiscal year 2005, provision for LionHeart(TM) inventory in excess of anticipated requirements incurred in the second


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quarter of fiscal year 2005, expenses for second generation LionHeart(TM)
components incurred in the first and second quarters of fiscal year 2005, expenses incurred in the second quarter of fiscal 2005 related to the write off of the Company's remaining investment in the LionHeart(TM) program, restructuring charges related to the Company's manufacturing consolidation incurred in the first and second quarters of fiscal year 2005, the Company's adjustment in the second quarter of fiscal 2005 to rectify the misapplication of its accounting treatment for its U.S. shipping terms, and the Company's step-up of inventory acquired in connection with its purchase of AB Medica S.p.A. incurred in the first quarter of fiscal year 2005.

(Dollars in millions, except per share)                    Second Quarter          Six Months
                                                           --------------          ----------
                                                FY05      FY04        % Growth        FY05      FY04       %Growth
Net sales                                      $113.5    $108.3          4.8%        $226.2    $211.4        7.0%

Income before tax, excluding charges           $22.9      $22.9             -         $45.5     $44.3        2.7%

Net income, excluding charges                  $15.9      $15.5          2.6%         $31.1     $29.9        4.0%

Diluted earnings per share, excluding          $0.36      $0.35          2.9%         $0.70     $0.68        2.9%
charges

Charges Excluded from Diluted Earnings Per Share above in cents per share are:

Voluntary Early Retirement Plan                $0.11          -            -          $0.11         -          -

LionHeart(TM) Inventory Reserve                $0.03          -            -          $0.03         -          -

LionHeart(TM) Second Generation R&D            $0.02          -            -          $0.03         -          -

LionHeart(TM) Writeoff                         $0.04          -            -          $0.04         -          -

Manufacturing Restructuring                    $0.01          -            -          $0.02         -          -

Shipping Terms                                 $0.03          -                       $0.03         -          -

AB Medica Inventory Step-Up                      -            -            -          $0.02         -          -

Diluted earnings per share                     $0.12          -            -          $0.42         -          -

Attached to this press release is the Company's reconciliation to GAAP of the non-GAAP financial measures presented in the above table.

Fiscal Year 2005 Targets

The Company's sales and earnings targets along with some of the key assumptions underlying these targets for fiscal year 2005 are shown in the table below, excluding charges for the Company's voluntary early retirement program, provision for LionHeart(TM) inventory in excess of anticipated requirements, expenses for second generation LionHeart(TM) components, expenses related to the Company's write off of its remaining investment in the LionHeart(TM) program, restructuring charges related to manufacturing consolidation, step-up of inventory purchased from AB Medica S.p.A. incurred in the first six months of fiscal year 2005, and the adjustment of its accounting related to its U.S. shipping terms.

EXAMPLE FOR SEC REVIEW - NOT FOR RELEASE - MARCH 21, 2005 PRESS RELEASE UPDATED FOR EVENTS SUBSEQUENT TO THE PRESS RELEASE DISCLOSED IN THE SECOND QUARTER FORM
                      10-Q AND IN RESPONSE TO SEC COMMENTS


        FISCAL YEAR 2005 TARGETS

As adjusted net Sales           $460-$470

As adjusted diluted E.P.S.      $1.40-$1.45

Assumptions:
     1) Targets for fiscal year 2005 exclude restructuring charges related to the Company's manufacturing consolidation of $0.04 diluted earnings per share, voluntary early retirement program of $0.11 diluted earnings per share, expenses for second generation LionHeart(TM) components of $0.03 diluted earnings per share, provision for LionHeart(TM) inventory in excess of anticipated requirements of $0.03 diluted earnings per share, expenses for the write-off of the remaining LionHeart(TM) investment of $0.04 diluted earnings per share, and AB Medica inventory step-up of $0.02. Also, excludes $4.3 million sales and $0.03 diluted earnings per share for U.S. Shipping terms adjustments referred to above.
     2)   Gross margin of approximately 52% of sales in the 2005 fiscal year.
     3)   Operating expenses of approximately 32% of sales for 2005 fiscal year.
     4)   Operating income of approximately 20% of sales for 2005 fiscal year.
     5)   Effective tax rate of 32%.
     6) E.P.S. using 45,000,000 shares of common stock for the full 2005 fiscal year.

Patent Litigation

The Company has commenced a patent infringement lawsuit in the United States District Court in Baltimore, Maryland against Datascope Corp. of Montvale, New Jersey. The Company manufactures and sells the Arrow-Trerotola(TM) Percutaneous Thrombolytic Device (PTD(R)), which is used to mechanically declot native arterio-venous fistulae and synthetic hemodialysis grafts. The PTD was invented by Dr. Scott Trerotola while working at Johns Hopkins University. Johns Hopkins University, the owner of two patents covering the PTD, is also plaintiff and the Company is the exclusive licensee of the Trerotola patents. Arrow has alleged that Datascope infringes these two patents.

Balance Sheet

Cash at February 28, 2005 was $102.5 million, up from $75.6 million at February 29, 2004, while short-term debt of $32.0 million remained relatively flat compared to the prior fiscal year second quarter levels. Days sales outstanding decreased to 73 days versus 79 days in the prior fiscal year second quarter. Inventory turns of 2.3 times per year remained relatively consistent compared to prior year levels. The Company had no long-term debt at February 28, 2005

Stock Repurchase Program

In March 1999, the Company began open market purchases of its common stock pursuant to its previously announced program to repurchase up to 2 million shares of its common stock. In April 2000, the Company announced that it would repurchase up to another 2 million shares of its common stock under this program. As of February 28, 2005, the Company had purchased a total of 3,603,600 shares under this program, which remains in effect. The Company made no repurchases of shares of its common stock under this program in the second quarter of fiscal 2005.

EXAMPLE FOR SEC REVIEW - NOT FOR RELEASE - MARCH 21, 2005 PRESS RELEASE UPDATED FOR EVENTS SUBSEQUENT TO THE PRESS RELEASE DISCLOSED IN THE SECOND QUARTER FORM
                      10-Q AND IN RESPONSE TO SEC COMMENTS


Non-GAAP Financial Measures

The Company's management believes that in order to properly understand its short-term and long-term financial trends, it is useful for investors to consider separately the impact of certain special items. These items result from facts and circumstances that vary in frequency and/or impact on continuing operations. In addition, the Company's management uses results of operations before such special items to evaluate the operational performance of the Company and as a basis for strategic planning. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with GAAP.

The Company has determined that these non-GAAP disclosures provide (1) a meaningful, more consistent comparison of the Company's operating results for the periods presented, on a basis consistent with management's own means of evaluating operating performance, and (2) additional information for investors to assess changes between periods that better reflect the Company's ongoing operations. The items excluded from these non-GAAP disclosures, and the basis for excluding them, are set forth below and in the attached reconciliation to GAAP. Given the unusual and, in most cases, non-recurring nature (i.e., not likely to recur in the next two years, if at all) of these items relative to the Company's operating results for the periods presented, and their potential to distort the Company's ability to provide a meaningful, consistent comparison for those periods, these items have been excluded from the Adjusted Results of Operations but included in the Unaudited Reconciliation to GAAP.

Adjustment in Accounting for Shipping Terms - The Company reduced net sales and gross profit as a result of its misapplication of the accounting treatment related to its shipping terms to U.S. customers and international distributors. The Company has concluded that this adjustment is non-recurring in nature because it was a rectification of the misapplication of the accounting treatment for its sales terms and, as a result, the Company is now in compliance with this accounting requirement and does not anticipate having to make any similar such adjustment in the future. Therefore, the Company believes exclusion of this item provides a useful financial measure to investors because of the unusual, non-recurring nature of the adjustment in its accounting treatment for shipping terms.

Voluntary Early Retirement Plan - The Company incurred certain charges related to the implementation of this program, as described in further detail in its Quarterly Report on Form 10-Q for its second fiscal quarter ended February 28, 2005. The Company has concluded that these charges are non-recurring in nature based on the fact that it has no present intention to offer a similar program in the future and had never offered such a program in the past. Therefore, the Company believes exclusion of this item provides a useful financial measure to investors because of the unusual, non-recurring nature of its voluntary early retirement plan.

LionHeart Inventory Reserve and Impairment Charges - The Company incurred charges related to recording a provision for LionHeart inventory in excess of anticipated requirements and with respect to the discontinuation of the development, sales and marketing programs related to its LionHeart Left Ventricle Assist System (LVAS). The Company has concluded that these items are non-recurring in nature based on the fact that the LionHeart LVAS, which represented a unique research and development program for the Company, has been discontinued in its entirety, thereby eliminating the possibility of any such charges in the future. Therefore, the Company believes exclusion of these items provides a useful financial measure to investors because of the unusual, non-recurring nature of the termination of its LionHeart LVAS program.

EXAMPLE FOR SEC REVIEW - NOT FOR RELEASE - MARCH 21, 2005 PRESS RELEASE UPDATED FOR EVENTS SUBSEQUENT TO THE PRESS RELEASE DISCLOSED IN THE SECOND QUARTER FORM
                      10-Q AND IN RESPONSE TO SEC COMMENTS


LionHeart Second Generation R & D - The Company incurred research and development expenses related to its development of second generation LionHeart(TM) components. The Company has concluded that these expenses will not recur in the future due to the recent termination of this program, although it had been recording these costs in prior periods. It believes exclusion of this item provides a useful financial measure to investors because of the unique nature of the LionHeart program relative to its other product lines. As a result, before its termination of the LionHeart program, the Company had evaluated these costs separately for internal purposes and believes its internal approach is appropriate for external analysis as well.

Manufacturing Restructuring - The Company incurred restructuring charges related to the consolidation of certain of its manufacturing facilities. The Company has concluded that its manufacturing restructuring charges are unusual and infrequent, but that they also are expected to recur in future periods as the manufacturing restructuring plan is continued. The Company believes it is useful to present these costs separately because of the unique, one-time nature of the exit costs related to this program. Once this program is completed, these costs will permanently cease, as most of these costs will have been incurred in connection with the closing of certain facilities, which closings will only occur once. As a result, the Company has evaluated these costs separately for internal purposes and believes its internal approach is appropriate for external analysis as well.

AB Medica Inventory Step-Up - The Company incurred charges related to its step-up of inventory acquired in connection with its purchase of certain assets of one of its distributors in Italy, AB Medica S.p.A., in September 2004. The Company has concluded that this item is non-recurring in nature based on the fact this charge was incurred upon the sale of all of the acquired inventory in the first quarter of fiscal 2005 and, since there is no further inventory to be sold, no additional related charges will be incurred. Therefore, the Company believes exclusion of this item provides a useful financial measure to investors because of the non-recurring nature of the step-up of inventory in connection with its acquisition of AB Medica.

Conference Call and Webcast

There will be a conference call and live webcast to discuss Arrow's second fiscal quarter results today, XX, 2005, at 4:30 pm ET. The call and webcast can be accessed by dialing US/Canada Dial-In # 800-737-9483, International/Local Dial-In # 706-679-7371, Conference ID #4670248, or through
HTTP://WWW.ARROWINTL.COM/PRESENTATIONS/.

Company Information

Arrow International, Inc. develops, manufactures and markets a broad range of clinically advanced, disposable catheters and related products for critical and cardiac care. The Company's products are used primarily by anesthesiologists, critical care specialists, surgeons, emergency and trauma physicians, cardiologists, interventional radiologists, electrophysiologists, and other health care providers.

Arrow International's news releases and other company information can be found on its website at http://www.arrowintl.com.

The Company's common stock trades on The Nasdaq Stock Market(R) under the symbol ARRO.

EXAMPLE FOR SEC REVIEW - NOT FOR RELEASE - MARCH 21, 2005 PRESS RELEASE UPDATED FOR EVENTS SUBSEQUENT TO THE PRESS RELEASE DISCLOSED IN THE SECOND QUARTER FORM
                      10-Q AND IN RESPONSE TO SEC COMMENTS


Safe Harbor Statement

 "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release provides historical information and includes forward-looking statements (including projections). Although the Company believes that the expectations in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to have been correct. The forward-looking statements are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by the Company, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, the forward-looking statements are only an estimate, and actual results will vary from the forward-looking statements, and these variations may be material. Consequently, the inclusion of the forward-looking statements should not be regarded as a representation by the Company of results that actually will be achieved. Forward-looking statements are necessarily speculative in nature, and it is usually the case that one or more of the assumptions in the forward-looking statements do not materialize. Investors are cautioned not to place undue reliance on the forward-looking statements. In connection with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions the reader that, among others, the factors below, which are discussed in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2004 and in its other filings with the Securities and Exchange Commission, could cause the Company's results to differ materially from those stated in the forward-looking statements. These factors include: (i) stringent regulation of the Company's products by the US Food and Drug Administration and, in some jurisdictions, by state, local and foreign governmental authorities; (ii) the highly competitive market for medical devices and the rapid pace of product development and technological change in this market; (iii) pressures imposed by the health care industry to reduce the cost or usage of medical products and services; (iv) dependence on patents and proprietary rights to protect the Company's trade secrets and technology, and the need for litigation to enforce or defend these rights; (v) risks associated with the Company's international operations; (vi) potential product liability risks inherent in the design, manufacture and marketing of medical devices;
(vii) risks associated with the Company's use of derivative financial instruments; and (viii) dependence on the continued service of key members of the Company's management.


                          EXAMPLE FOR SEC REVIEW - NOT FOR RELEASE - MARCH 21, 2005 PRESS RELEASE UPDATED
                          FOR EVENTS SUBSEQUENT TO THE PRESS RELEASE DISCLOSED IN THE SECOND QUARTER FORM
                                                10-Q AND IN RESPONSE TO SEC COMMENTS



                                                      ARROW INTERNATIONAL, INC.
                                                        RESULTS OF OPERATIONS
                                UNAUDITED RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                                                          FEBRUARY 28, 2005
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
                                                        QUARTER ENDED 2/28/05


                                                      VOLUNTARY                 LIONHEART
                                                        EARLY      LIONHEART     SECOND
                               AS        SHIPPING    RETIREMENT    INVENTORY   GENERATION    LIONHEART    MANUFACTURING       AS
                            REPORTED      TERMS         PLAN        RESERVE        R&D        WRITEOFF    RESTRUCTURING    ADJUSTED
Net Sales                   $109,209      $4,279             -            -            -             -              -      $113,488

Gross Profit                 $50,703      $2,225        $1,883       $2,079            -        $2,483              -       $59,373

Income Before Taxes           $7,282      $2,225        $6,839       $2,079         $754        $2,824           $930       $22,933

Net Income                    $5,354      $1,502        $4,616       $1,403         $509        $1,906           $628       $15,918

Diluted Earnings Per
Share                          $0.12       $0.03         $0.11        $0.03        $0.02         $0.04          $0.01         $0.36

Weighted average shares
used in computing
diluted earnings per
common share                  45,010      45,010        45,010       45,010       45,010        45,010         45,010        45,010


                                                      ARROW INTERNATIONAL, INC.
                                                        RESULTS OF OPERATIONS
                                UNAUDITED RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                                                          FEBRUARY 28, 2005
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
                                                        YEAR TO DATE 2/28/05


                                                 VOLUNTARY                LIONHEART
                                                   EARLY     LIONHEART     SECOND
                            AS      SHIPPING    RETIREMENT   INVENTORY   GENERATION   LIONHEART   MANUFACTURING  INVENTORY     AS
                         REPORTED    TERMS         PLAN       RESERVE        R&D       WRITEOFF   RESTRUCTURING   STEP-UP   ADJUSTED

Net Sales                $221,934     $4,279            -           -             -           -               -         -   $226,213

Gross Profit             $107,123     $2,225       $1,883      $2,079             -      $2,483               -    $1,467   $117,260

Income Before Taxes       $26,961     $2,225       $6,839      $2,079        $1,748      $2,824          $1,321    $1,467    $45,464

Net Income                $18,637     $1,502       $4,616      $1,403        $1,180      $1,906            $892      $990    $31,126

Diluted Earnings Per
Share                       $0.42      $0.03        $0.11       $0.03         $0.03       $0.04           $0.02     $0.02      $0.70

Weighted average shares
used in computing
diluted earnings per
common share               44,767     44,767       44,767      44,767        44,767      44,767          44,767    44,767     44,767


                                                      ARROW INTERNATIONAL, INC.
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                             (UNAUDITED)


                                                              Three Months Ended                        Six Months Ended
                                                        February 28,       February 29,         February 28,       February 29,
CONSOLIDATED STATEMENTS OF INCOME DATA:                     2005               2004                 2005               2004
                                                       --------------      -------------       --------------    ----------------
Net sales                                              $      109,209      $     108,294       $      221,934    $        211,395
Cost of goods sold                                             56,623             50,492              112,928              99,395
Early Retirement Plan Charges                                   1,883                  -                1,883                   -
                                                       --------------      -------------       --------------    ----------------
   Gross profit                                                50,703             57,802              107,123             112,000
Operating expenses:
   Research and development and engineering                     7,126              6,383               15,045              13,227
   Selling, general and administrative                         30,589             28,448               59,311              54,186
   Early Retirement Plan Charges                                4,956                  -                4,956                   -
   Restructuring charges                                          930                  -                1,321                   -
                                                       --------------      -------------       --------------    ----------------
Total operating expenses                                       43,601             34,831               80,633              67,413

Operating income                                                7,102             22,971               26,490              44,587
Interest, net                                                     (72)               195                 (197)                304
Other (income) expenses, net                                     (108)              (125)                (274)                 14
                                                       --------------      -------------       --------------    ----------------

Income before income taxes                                      7,282             22,901               26,961              44,269
Provision for income taxes                                      1,928              7,443                8,324              14,387
                                                       --------------      -------------       --------------    ----------------

Net income                                             $        5,354      $      15,458       $       18,637    $         29,882
                                                       ==============      =============       ==============    ================
Basic earnings per common share                                 $0.12              $0.36                $0.42               $0.69
                                                                =====              =====                =====               =====

Diluted earnings per common share                               $0.12              $0.35                $0.42               $0.68
                                                                =====              =====                =====               =====

Weighted average shares used in computing
basic earnings per common share                                44,214             43,504               44,024              43,424
Weighted average shares used in computing
diluted earnings per common share                              45,010             44,203               44,767              44,093


                                                        February 28,         August 31,
Consolidated Balance Sheet:                                 2005                2004
                                                       --------------      -------------
ASSETS
           Cash                                        $      102,482             94,176
           Receivables (net)                                   90,078             83,918
           Inventories                                        102,616             96,084
           Prepaid expenses and other                          26,954             15,898
                                                       --------------      -------------
           Total current assets                               322,130            290,076

           Property, plant and equipment (net)                147,120            136,978
           Other assets                                       126,289            122,154
                                                       --------------      -------------
           Total assets                                $      595,539            549,208
                                                       ==============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
           Notes payable                               $       29,032             26,020
           Other current liabilities                           56,553             51,418
           Current maturities of long-term debt                 2,998              3,036
           Other liabilities                                   28,906             22,403
                                                       --------------      -------------
           Total liabilities                                  117,489            102,877

Total shareholders' equity                                    478,050            446,331
                                                       --------------      -------------
           Total liabilities and shareholders' equity  $      595,539            549,208
                                                       ==============      =============